[redacted]

02022205

4/1/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52108

RECEIVED MAR 0 5 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FI GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Liberty Street
(No. and Street)

Warsaw (City) New York (State) 14569 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. David MacIntyre 716-786-1168
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

12 Fountain Plaza, Suite 601 (Address) Buffalo (City) New York (State) 14033 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

4/1/2002

AFFIRMATION

I, David MacIntyre, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to FI Group, Inc. as of December 31, 2001 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/28/02

David MacIntyre — Date

President

Subscribed and sworn to before me,
this 28 day of Feb 2002

Notary Public

REGINA R. COLEGROVE
Notary Public, State of New York
No. 4602429, Reg. in Wyoming County
My Commission Expires 12/31/02

KPMG

12 Fountain Plaza, Suite 601
Buffalo, NY 14202

Independent Auditors' Report

The Board of Directors
FI Group, Inc.

We have audited the accompanying statement of financial condition of FI Group, Inc. (a wholly owned subsidiary of Financial Institutions, Inc.) (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 15, 2002

FI GROUP, INC.
(A Wholly Owned Subsidiary
of Financial Institutions, Inc.)

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$	190,770
Certificate of deposit		80,096
Due from clearing broker		30,313
Accrued interest receivable		284
Equipment, less $5,537 in accumulated depreciation		21,185
Other assets		5,155
Total assets	$	327,803
Liabilities and Stockholder's Equity		
Due to affiliates		71,017
Accrued expenses		31,640
		102,657
Stockholder's equity:		
Common stock, $1.00 par value; 100 shares authorized; 100 shares issued and outstanding		100
Additional paid-in-capital		216,320
Retained earnings		8,726
		225,146
Total liabilities and stockholder's equity	$	327,803

See accompanying notes to financial statements.

FI GROUP, INC.
(A Wholly Owned Subsidiary
of Financial Institutions, Inc.)

Notes to Statement of Financial Condition

December 31, 2001

(1) Significant Accounting Policies

(a) Organization

FI Group Inc. (the Company) is a wholly owned subsidiary of Financial Institutions, Inc. (the Parent). The Company, which was incorporated on May 20, 1999, received regulatory approval and commenced operations on January 24, 2000 as a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers. The Company was formed for the purpose of engaging in securities services including brokerage and investment advice for customers of the Parent's subsidiary banks. Securities products offered to customers consist of mutual funds, annuities, and various equities and bonds.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks, and cash on deposit with the Company's clearing broker.

(c) Customer Transactions

All customer transactions are cleared through an independent broker-dealer (the "clearing broker") on a fully disclosed basis. The Company promptly forwards all funds and securities of its customers received in connection with its activities to the clearing broker. The Company is therefore exempt from the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer owned assets and cash reserve requirements. The Company has no liabilities subordinated to the claims of general creditors. The Company is not a member of any securities exchange.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company remits to the Parent's subsidiary banks a percentage of commissions received for securities transactions initiated by the banks' customers.

The Parent performs accounting and other administrative services for the Company. The Company remits a service fee for the rendering of these services.

The Company also leases office space from the Parent, for which it pays rent.

(Continued)

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital, as defined, of $198,022, which was $148,022 in excess of its minimum required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .52 to 1 at December 31, 2001.

(4) Commitments and Contingent Liabilities

(a) Off-Balance-Sheet Risk

The Company engages in the business of a broker and dealer in securities as described in note 1(a) to the financial statements. The inherent risk of this business is the ability of the Company to properly execute all customer initiated transactions including the proper processing and transfer of customer funds and securities. As of December 31, 2001, management of the Company believes that all customer-initiated transactions have been fully executed by the Company.

(b) Litigation

Management of the Company believes that there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition as of December 31, 2001.